EXHIBIT 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
CENVEO, INC.

Cenveo, Inc., a corporation organized and existing under the Colorado Business Corporation Act (the “Corporation”), hereby certifies that:

FIRST: The name of the corporation is Cenveo, Inc.

SECOND: The following amendment to the Articles of Incorporation was adopted by the Board of Directors of the Corporation (the “Board”) at a meeting of the Board on April 13, 2016 and by unanimous written consent on July 10, 2016, and adopted by a vote of the shareholders on May 26, 2016, with a number of votes being cast by each voting group entitled to vote separately on the amendment sufficient for approval by that voting group.

RESOLVED, that the Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), be amended by deleting the first sentence of Article IV in its entirety and substituting the following:

The total number of shares of stock which the Corporation shall have the authority to issue is fifteen million twenty-five thousand (15,025,000) shares, of which twenty-five thousand (25,000) shares are to be preferred stock, par value $0.01 per share (the “Preferred Stock”), and fifteen million (15,000,000) shares are to be common stock, par value $0.01 per share (the “Common Stock”).

Upon effectiveness (the “Effective Time”) pursuant to the Colorado Business Corporation Act of this Articles of Amendment to the Articles of Incorporation of the Corporation (these “Articles of Amendment”), each eight shares of the Corporation’s Common Stock, either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time, shall automatically be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional shares upon the submission of a transmittal letter by a shareholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the shareholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of the fractional shares resulting from the aggregation and sale by the Corporation’s transfer agent of all fractional share interests attributable to the fractional shares otherwise issuable. Until surrendered, each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall only represent the number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such Old Certificate were combined as a result of the Reverse Stock Split.

THIRD: This amendment shall be effective upon filing with the Secretary of State of the State of Colorado.

IN WITNESS WHEREOF, Cenveo, Inc. has caused these Articles of Amendment to be signed by Scott J. Goodwin, this 13th day of July, 2016.

CENVEO, INC.

By: /s/ Scott J. Goodwin

Name: Scott J. Goodwin
Title:    Chief Financial Officer